SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b)
(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                       CONSOLIDATED TECHNOLOGY GROUP LTD.
                       ----------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)


                                    002101621
                                    ---------
                                 (CUSIP Number)

                                February 14, 1999
              ----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this schedule is filed:
                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 0002101621

1.    Name of  Reporting  Person
      I.R.S. Identification No. of Above Person (Entities Only)

      Grino LLC

      13-3982742

2.    Check the Appropriate Box if a Member of a Group
      (See Instructions)

      (a)   [ ]
      (b)   [x]

3.    SEC Use Only

4.    Citizenship or Place of Organization:  Delaware

Number of               5.  Sole Voting Power: 1,490,000
Shares Bene-            6.  Shared Voting Power: Not Applicable
ficially                7.  Sole Dispositive Power: 1,490,000
owned by Each           8.  Shared Dispositive Power: Not Applicable
Reporting Person

9.    Aggregate Amount Beneficially Owned by Each Reporting
      Person: 1,490,000 Shares.

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (See Instructions) .................[x]

11.   Percent of Class Represented by Amount in row (9): 3.18%

12.   Type of Reporting Person (See Instructions): 00 - Limited
      Liability Company

CUSIP NO. 0002101621

1.    Name of Reporting Person
      I.R.S. Identification No. of Above Person (Entities Only)

      Jerome Belson

2.    Check the Appropriate Box if a Member of a Group
      (See Instructions)

      (a)   [ ]
      (b)   [x]

3.    SEC Use Only

4.    Citizenship or Place of Organization: United States

Number of               5.  Sole Voting Power: 33,333
Shares Bene-            6.  Shared Voting Power: Not Applicable
ficially                7.  Sole Dispositive Power: 33,333
owned by Each           8.  Shared Dispositive Power: Not Applicable
Reporting Person

9.    Aggregate Amount Beneficially Owned by Each Reporting
      Person: 33,333 Shares.

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (See Instructions) ...............[x]

11.   Percent of Class Represented by Amount in row (9): *

12.   Type of Reporting Person (See Instructions): IN


      *  Less than 1%

CUSIP NO. 0002101621

1.    Name of Reporting Person
      I.R.S. Identification No. of Above Person (Entities Only)

      Bridge Ventures, Inc.

      592518661

2.    Check the Appropriate Box if a Member of a Group
      (See Instructions)

      (a)   [ ]
      (b)   [x]

3.    SEC Use Only

4.    Citizenship or Place of Organization: Florida

Number of               5.  Sole Voting Power: 100,000
Shares Bene-            6.  Shared Voting Power: Not Applicable
ficially                7.  Sole Dispositive Power: 100,000
owned by Each           8.  Shared Dispositive Power: Not Applicable
Reporting Person

9.    Aggregate Amount Beneficially Owned by Each Reporting
      Person: 100,000 Shares.

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (See Instructions) ...............[x]

11.   Percent of Class Represented by Amount in row (9): *

12.   Type of Reporting Person (See Instructions): CO

      *  Less than 1%

CUSIP NO. 0002101621

1.    Name of Reporting Person
      I.R.S. Identification No. of Above Person (Entities Only)

      Smacs Holding Corp.

      592775118

2.    Check the Appropriate Box if a Member of a Group
      (See Instructions)

      (a)   [ ]
      (b)   [x]

3.    SEC Use Only

4.    Citizenship or Place of Organization: Florida

Number of               5.  Sole Voting Power: 20,000
Shares Bene-            6.  Shared Voting Power: Not Applicable
ficially                7.  Sole Dispositive Power: 20,000
owned by Each           8.  Shared Dispositive Power: Not Applicable
Reporting Person

9.    Aggregate Amount Beneficially Owned by Each Reporting
      Person: 20,000 Shares.

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (See Instructions) ...............[x]

11.   Percent of Class Represented by Amount in row (9): *

12.   Type of Reporting Person (See Instructions):  CO

      *  Less than 1%

Item 1.

      1(a). Name of Issuer.  CONSOLIDATED  TECHNOLOGY  GROUP,  Ltd.,  a New York
            Corporation.

      1(b). Address of Issuer's Principal Executive Offices.

            160 Broadway, New York, New York 10036

Item 2.

      2(a). Name of Person Filing.

      Pursuant to Rules 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of Grino LLC, a Delaware limited liability company ("Grino"), Smacs Holding Corp., a Florida corporation ("Smacs"), Bridge Ventures, Inc., a Florida corporation ("Bridge) (collectively, the "Reporting Persons") and Jerome Belson ("Belson or Natural Reporting Person").

      Grino was organized for the purpose of acquiring control of the Issuer. N. Norman Muller is the managing member of Grino and has the sole right under its operating agreement to vote and dispose of the Shares held of record by Grino.

      Smacs and Bridge whose principal place of business is c/o Harris Freedman, 1241 Gulf of Mexico Drive, Longboat Key, Florida 34228. Harris Freedman and Annelies Freedman (who are husband and wife) are the officers and directors and principal shareholders of Smacs and Bridge, which are engaged in business consulting and investment activities.

      The Natural Reporting Person is a member of Grino who individually holds Shares and may be deemed with Grino to be a group within the meaning of Section 13(d)(3) of the Act.

      2(b). Address of Principal Office or, if none,  Residence.
            Grino, LLC
            160 Broadway, New York, New York 10036

      The Principal Office address of the Natural Reporting Person is as set forth below:

      Jerome Belson
      495 Broadway
      New York, New York  10012

      2(c). Citizenship. United States of America

      2(d). Title of Class of Securities. Common Stock, par value $.01 per share.

      2(e). CUSIP Number. 0002101621

Item 3. Not applicable.

Item 4. Ownership.

A. Grino, LLC

      (a)   amount Beneficially Owned: 1,490,000
      (b)   Percent of Class: 3.18%
      (c)   Number of Shares as to which such person has:

      (i)   Sole power to vote or to direct the vote 1,490,000
      (ii)  Shared power to vote or to direct the vote 0.
      (iii) Sole power to dispose or to direct the disposition of 1,490,000
      (iv)  Shared power to dispose or to direct the disposition of 0.

      Subject to the following sentence, Grino has sole power to vote and dispose of Shares beneficially owned by it. By reason of his position as the managing member of Grino, LLC, N. Norman Muller may be deemed to possess the power to vote and dispose of Shares beneficially owned by Grino.

B. Jerome Belson

      (a)   Amount Beneficially Owned: 33,333
      (b)   Percent of Class: 0.1%
      (c)   Number of Shares as to which such person has:

      (i)   Sole power to vote or to direct the vote 33,333
      (ii)  Shared power to vote or to direct the vote 0
      (iii) Sole power to dispose or to direct the disposition of 33,333
      (v)   Shared power to dispose or to direct the disposition of 0.

* Less than one percent

C. Smacs and Bridge

      (a)   Amount Beneficially Owned: 120,000
      (b)   Percent of Class: 0.2%
      (c)   Number of Shares as to which such person has:

      (i)   Sole power to vote or to direct the vote 120,000
      (ii)  Shared power to vote or to direct the vote 0.
      (iii) Sole power to dispose or to direct the disposition of 120,000
      (iv)  Shared power to dispose or to direct the disposition of 0.

      Subject to the following sentence, Smacs and Bridge have sole power to vote and dispose of the respective Shares beneficially owned by each of them. By reason of their positions as officers, directors and principal shareholders of Smacs and Bridge, Harris Freedman and Annelies Freedman may be deemed to possess the power to vote and dispose of Shares beneficially owned by Smacs and Bridge.

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [x]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Except as set forth above, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of the Shares owned by them.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
         Not applicable


Item 8. Identification and Classification of Members of a Group. Not applicable.

Item 9. Notice of Dissolution of Group: Not applicable.

Item 10. Certification:

      (b) The following certification shall be included if the statement is filed pursuant to rule 13d-1(c).

      By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction have that purpose or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                GRINO, LLC

                                           By: /s/ Elaine Ranieri
                                               ------------------
                                               Elaine Ranieri,
                                               Assistant Secretary

                                               /s/ Jerome Belson
                                               ---------------------------
                                               Jerome Belson, individually


                                               SMACS HOLDING CORP.

                                           By: /s/ Harris Freedman
                                               -------------------
                                               Harris Freedman

                                               BRIDGE VENTURES, INC.

                                           By: /s/ Harris Freedman
                                               -------------------
                                               Harris Freedman
Dated: June 25, 1999

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U. S. C. 1001).

                                    Exhibit A

      Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of them in the capacities set forth hereinbelow.

                                                     GRINO, LLC

                                                 By: /s/ Elaine Ranieri
                                                     -------------------
                                                     Elaine Ranieri,
                                                     Assistant Secretary

                                                     /s/ Jerome Belson
                                                     ---------------------------
                                                     Jerome Belson, individually

                                                     SMACS HOLDING CORP.

                                                 By: /s/ Harris Freedman
                                                     -------------------
                                                     Harris Freedman

                                                     BRIDGE VENTURES, INC.

                                                 By: /s/ Harris Freedman
                                                     -------------------
                                                     Harris Freedman



Dated June 25, 1999